October 2, 2024

Via EDGAR

Robert Shapiro and Doug Jones

U.S. Securities and Exchange Commission

Division of Corporation Finance

Office of Trade and Services

100 F. Street, N.E.

Washington, D.C. 20549

Re:	Foot Locker, Inc. Form 10-K for Fiscal Year Ended February 3, 2024 Form 10-Q for Fiscal Period Ended August 3, 2024 File No. 001-10299

Dear Gentlemen:

Please find our response below to the comment of the staff (the "Staff") of the Securities and Exchange Commission (the "SEC") in the letter dated September 25, 2024 relating to the Annual Report on Form 10-K for Fiscal Year Ended February 3, 2024 and Interim Report on Form 10-Q for Fiscal Period Ended August 3, 2024 of Foot Locker, Inc. (herein referred to as the "Company," "we," or "our").

To assist your review, we have reproduced the text of the Staff's comment below.

Form 10-Q for Fiscal Period Ended August 3, 2024

Management's Discussion and Analysis of Financial Condition and Results of Operations

Segment Reporting and Results of Operations

Sales, page 17

1.

We note the previously announced repositioning of the Champs Sports banner has resulted in a decrease in sales of 13.8% on a constant currency basis for the six months ended August 3, 2024. Please disclose whether the repositioning of the Champs Sports banner including the closure of stores represents a material change, trend or uncertainty that is expected to continue to have an unfavorable impact on sales and income from operations. Refer to Item 303(b)(2)(ii) of Regulation S-K and the instructions thereto, and sections III.A and B.3 of Release 33-8350.

Response

We acknowledge the Staff's comment and confirm that in future filings we will provide additional forward-looking statements to the extent that it is necessary to understand material effects on our liquidity, capital resources or results of operations. Below is an illustration of future disclosures that would have supplemented the actual disclosure in our Form 10-Q for the quarter ended August 3, 2024:

We believe that the Champs Sports repositioning will be completed by the end of the current fiscal year with approximately 10-20 additional planned store closures in the third and fourth quarters. Beginning with the second quarter, we believe our comparable sales have stabilized. Comparable sales is a key performance metric, given that total sales will continue to be modestly affected by the planned stores closures. Total sales for the third and fourth quarters are not expected to be materially affected by the planned store closures.

Foot Locker, Inc. 330 West 34th Street New York NY 10001 Tel. 212.720.3700

October 2, 2024

Foot Locker, Inc.

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We trust that the foregoing addresses your comment. Should any member of the Staff have any questions or additional comments regarding the Company's response to the Staff's comment set forth above, please do not hesitate to contact me at 212-720-3896.

Sincerely, /s/ Giovanna Cipriano Senior Vice President and Chief Accounting Officer

cc:

Guillermo Marmol

Chairman of the Audit Committee

Mary Dillon

President and Chief Executive Officer

Michael Baughn

Executive Vice President and Chief Financial Officer

Jennifer Kraft

Executive Vice President and General Counsel